EXHIBIT 2.1

EXECUTION VERSION

AMENDMENT NO. 3 TO ASSET PURCHASE AGREEMENT

This Amendment No. 3, dated as of May 31, 2019 (this “Amendment”) to the Asset Purchase Agreement (the “APA”), dated as of October 30, 2018, by and among Iroko Pharmaceuticals Inc., a business company incorporated in the British Virgin Islands (registration number 1732699) (the “Company”), Egalet US Inc., a Delaware corporation (“NewCo”), and Egalet Corporation, a Delaware corporation (“Buyer Parent”), as amended by Amendment No. 1, dated as of January 30, 2019, and by Amendment No. 2, dated as of January 31, 2019 (together with the APA and Amendment No. 1, the “Original Agreement”), is entered into by and among the Company, Newco and Buyer Parent. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Agreement.

RECITALS

WHEREAS, the Company and/or its Affiliates are obligated under a purchase agreement with certain third parties (the “Royalty Holders”) with respect to royalty and milestone payments (the “Underlying Royalty and Milestone Payments”) with respect to payments or proceeds arising from a Naproxen Product, Tivorbex Product and/or Zorvolex Product;

WHEREAS, pursuant to Section 4.26(a) of the APA, the Buyer is required to make certain payments to the Company (or a designated Subsidiary of the Company) to compensate the Company for the Underlying Royalty and Milestone Payments and, to the extent these Underlying Royalty and Milestone Payments are terminated or discharged, then the Buyer’s obligations under Section 4.26 are to be accordingly terminated or discharged, as applicable;

WHEREAS, Buyer Parent has agreed to fund the Company’s purchase, acquisition and extinguishment (the “Royalty and Milestone Purchase”) of the Underlying Royalty and Milestone Payments by paying up to an aggregate amount equal to US $833,333.33 (the “Payoff Amount”) in satisfaction of the Underlying Royalty and Milestone Payments;

WHEREAS, the Company, NewCo and Buyer Parent desire to amend the Original Purchase Agreement as hereinafter provided to reflect the Royalty and Milestone Purchase to the extent the Underlying Royalty and Milestone Payments are so extinguished; and

WHEREAS, Section 8.10 of the Original Agreement provides that the Original Agreement may be amended upon the written approval of the Company, NewCo and Buyer Parent.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual agreements, provisions, and covenants set forth in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.                                    Royalty Purchase.  The Company acknowledges and agrees that the complete terms of the Royalty and Milestone Purchase are set forth in an amendment to the original agreement (the “Royalty Purchase Amendment”) between an Affiliate of the Company and the Royalty Holders and that the complete terms of the amendment and the original agreement have been made available to Buyer Parent prior to the date of this Amendment.  The Company further acknowledges and agrees that the Payoff Amount to be paid by Buyer Parent hereunder is intended to fund the Royalty and Milestone Purchase to the recipients (collectively, the “Royalty Recipients”) in the respective amounts as set forth on Schedule A hereto in full satisfaction of all obligations with respect to the Underlying Royalty and Milestone Payments.  Promptly following the execution of this Amendment, Buyer Parent shall deliver, or cause to be delivered, the Payoff Amount to the Company by wire transfer of immediately available funds, to an account specified in writing by the Company to Buyer Parent.  Upon receipt of the Payoff Amount from Buyer Parent, the Company shall furnish the applicable portion of the Payoff Amount to each Royalty Recipient in accordance with Schedule A, less applicable tax withholding in the case of amounts paid to the individual Royalty Recipients (which withheld amounts the Company shall submit to the appropriate taxing authority), by issuing a check (marked as provided in full satisfaction of the Underlying Royalty and Milestone Payments and requiring the check to be cashed within 90 days) (or otherwise transferring funds or offsetting payments against amounts owed to the Company) to the Royalty Recipient together with a written explanation that the Royalty and Milestone Purchase and the applicable portion of the Payoff Amount extinguish any obligations to such Royalty Recipient with respect to the Underlying Royalty and Milestone Payments.  The Company shall notify the Buyer Parent in writing promptly (and in any event within five (5) Business Days) of any response from the Royalty Recipient to the receipt of the check (or transferred amount, as applicable); in addition, the Company shall notify the Buyer Parent in writing, within forty-five (45) to ninety (90) days after the transmission of the checks, of all checks cashed by the Royalty Recipients.  The Company and the Buyer Parent agree that, to the extent any Royalty Recipient either responds to the receipt of the check (or transferred amount, as applicable) that it does not accept such payment (the “Non-Accepted Payment Amount”) in satisfaction of the obligations with respect to the Underlying Royalty and Milestone Payments, fails to cash the check, if any, within ninety (90) days of its transmission, or continues to claim a right to receive payments pursuant to the Underlying Royalty and Milestone Payments notwithstanding such Royalty Recipient’s receipt of its applicable portion of the Payoff Amount (it being the intent that such obligations shall be deemed to be extinguished immediately upon such Royalty Recipient’s acceptance of its applicable portion of the Payoff Amount (including by cashing the check, if any)), then (i) the Company shall provide to the Buyer Parent any additional information in its possession reasonably requested by the Buyer Parent with respect to the Underlying Royalty and Milestone Payments made or owed to such Royalty Recipient(s), (ii) the Buyer Parent or its designated Subsidiary shall be responsible for paying to each such Royalty Recipient (or, at the Company’s request, reimbursing the Company for) its applicable portion of Underlying Royalty and Milestone Payments unless and until otherwise extinguished or discharged; it being the intent that such obligations shall be deemed to be extinguished immediately upon such Royalty Recipient’s acceptance of its applicable portion of the Payoff Amount (including by cashing the check, if any), and (iii) within one hundred and five (105) days after transmission of the checks, the Company shall repay to Buyer Parent any Non-Accepted Payment Amount(s); provided that, by itself, the failure of a Royalty Recipient to cash a check that has been delivered to such Royalty Recipient shall not be considered a Non-Accepted Payment Amount until the expiration of the ninety (90) day period following the transmission of the checks.

2.                                    Amendment to Section 4.26 of APA.  Effective as of the date of this Amendment, Section 4.26 of the Original Agreement is hereby deleted and replaced in its entirety with the following:

“4.26                [Intentionally Omitted.]”

3.                                    Tax Matters.  As additional good and valuable consideration for the Royalty and Milestone Purchase, Buyer shall indemnify and hold harmless the Company and its Affiliates from and against, and pay as incurred on behalf of (or reimburse), any and all Taxes imposed on the Company and its Affiliates as a direct result of the Royalty and Milestone Purchase and/or the transactions contemplated in this Amendment, including Buyer Parent’s obligation under paragraph 1 hereto to fund the Payoff Amount (provided, for clarity, this provision is not intended to cover Taxes arising from ongoing payments to Royalty Recipients (if any) following the Royalty and Milestone Purchase or claims arising therefrom) (“Tax Matters”), up to an aggregate amount of US $250,000.00; provided, that the Company and its Affiliates shall use commercially reasonable efforts to mitigate any such Taxes.  The Company and its Affiliates shall promptly forward to Buyer all written notifications and other communications from any Taxing Authority received by the Company relating to Tax Matters and, pursuant to and subject to the limitations set forth in Section 4.2(c) of the Original Agreement, shall afford Buyer and its Representatives reasonable access to those books and records of the Company and its Affiliates to the extent relating to Tax Matters.  If Buyer is required to make any payment under this paragraph 3, and the payment or event giving rise to such payment results in a U.S. federal, state, local or foreign Tax benefit to the Company or its Affiliates, then (a) any amount to be paid under this paragraph 3 shall be reduced to the extent such Tax benefit is actually realized by the Company or its Affiliates (through a reduction in cash Tax liability, or a credit in lieu of such refund) prior to such payment, net of Taxes actually payable by the Company or its Affiliates with respect to the receipt of such payment and (b) to the extent such Tax benefit is actually realized (through a reduction in cash Tax liability) after Buyer pays the Company or its Affiliates such payment under this paragraph 3, the Company shall pay Buyer the amount of such Tax benefit that is actually realized (through a reduction in cash Tax liability, or a credit in lieu of such refund), net of Taxes actually payable by the Company and its Affiliates with respect to the receipt of such payment, within fifteen (15) days after the Company or its Affiliates actually realize such Tax benefit (through a reduction in cash Tax liability, or a credit in lieu of such refund) or become entitled to actually realize such Tax benefit (through a reduction in cash Tax liability, or a credit in lieu of such refund), provided that if an applicable Taxing Authority subsequently disallows any of the Tax benefits described in clause (a) or clause (b) of this sentence, Buyer shall promptly repay to the Company the amount of such disallowed Tax benefit.  The Company shall provide to Buyer reasonable participation rights with respect to any controversy regarding any Tax Matter.  The Company shall not and shall cause its Affiliates not to enter into any settlement of, or otherwise compromise, any such Tax Matter without the prior written consent of Buyer, which consent shall not be unreasonably withheld.  Notwithstanding anything to the contrary herein or in the Original Agreement, the Buyer’s obligations under this paragraph 3 shall not be considered an Excluded Liability under the APA.

4.                                    Legal Expenses  Buyer shall reimburse the Company for its reasonable and documented (to Buyer’s reasonable satisfaction) legal fees and expenses incurred by it with respect to the drafting, negotiation and consummation of the Royalty and Milestone Purchase and this Amendment, including the drafting and negotiation of this Amendment, the Royalty Purchase Amendment and Buyer Parent’s obligation under paragraph 1 hereto to fund the Payoff Amount (provided, for clarity, this provision is not intended to cover fees and expenses arising from ongoing payments to Royalty Recipients (if any) following the Royalty and Milestone Purchase or claims arising therefrom).

5.                                    Continuing Effect of Original Agreement This Amendment shall only serve to amend and modify the Original Agreement, including the exhibits and schedules relating thereto, to the extent specifically provided herein.  All terms, conditions, provisions and references of and to the Original Agreement which are not specifically modified and/or amended herein shall remain in full force and effect and shall not be altered by any provisions herein contained.  On and after the date of this Amendment, each reference in the Original Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Original Agreement, including the exhibits and schedules relating thereto, in any other agreements, documents or instruments executed and delivered pursuant to the Original Agreement, shall mean and be a reference to the Original Agreement, as amended by this Amendment; provided that references to “the date of this Agreement,” “the date hereof,” and other similar references in the Original Agreement shall continue to refer to the date of the Original Agreement and not to the date of this Amendment.

6.                                    Miscellaneous. This Amendment shall be subject to the general provisions contained in Sections 8.3, 8.4, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11 and 8.12 of the Original Agreement, which are incorporated by reference herein, in each case, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Company, NewCo and Buyer Parent have caused this Amendment No. 3 to the Asset Purchase Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

IROKO PHARMACEUTICALS INC.

By:	/s/ Mark Murphy
Name:	Mark Murphy
Title:	Senior Vice President Finance & Controller

EGALET US INC.

By:	/s/ Mark Strobeck
Name:	Mark Strobeck
Title:	COO

EGALET CORPORATION

By:	/s/ Mark Strobeck
Name:	Mark Strobeck
Title:	COO